PRESS RELEASE	SOURCE: First Trust/Aberdeen Global Opportunity Income Fund

First Trust/Aberdeen Global Opportunity Income Fund Announces Plan for Tender Offer

WHEATON, IL – (BUSINESS WIRE) – December 3, 2020 – First Trust/Aberdeen Global Opportunity Income Fund (NYSE: FAM) (the “Fund”) announced today that the Fund’s Board of Trustees has approved the commencement of a cash tender offer for up to 20% of the Fund’s then outstanding common shares of beneficial interest at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share, subject to certain conditions, no later than January 15, 2021. The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash.

Tender Offer Statement

The above statements are not intended to constitute an offer to participate in the tender offer. Information about the tender offer, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.

The Fund is a diversified, closed-end management investment company that seeks to provide a high level of current income. As a secondary objective, the Fund seeks capital appreciation. The Fund pursues these investment objectives by investing in the world bond markets through a diversified portfolio of investment grade and below-investment grade government and corporate debt securities.

First Trust Advisors L.P. (“FTA”) is a federally registered investment advisor and serves as the Fund’s investment advisor. FTA and its affiliate First Trust Portfolios L.P. (“FTP”), a FINRA registered broker-dealer, are privately-held companies that provide a variety of investment services. FTA has collective assets under management or supervision of approximately $147 billion as of October 31, 2020 through unit investment trusts, exchange-traded funds, closed-end funds, mutual funds and separate managed accounts. FTA is the supervisor of the First Trust unit investment trusts, while FTP is the sponsor. FTP is also a distributor of mutual fund shares and exchange-traded fund creation units. FTA and FTP are based in Wheaton, Illinois.

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CONTACT: Jim Dykas – (630) 517-7665
SOURCE: First Trust/Aberdeen Global Opportunity Income Fund